SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of July, 2012

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167 Samseongdong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Korea Electric Power Corporation (“KEPCO”) hereby announces its unaudited non-consolidated earnings results based on preliminary estimates for the first half of 2012 as attached hereto.

KEPCO plans to announce its unaudited consolidated earnings results on August 10, 2012.

Disclaimer:

The financial information relating to the results of operations of KEPCO for the first half of 2011 and 2012 as presented below (the “Information”) has been prepared by KEPCO on a non-consolidated basis based on preliminary estimates and in accordance with the International Financial Reporting Standard (IFRS). The Information has neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other independent public accountants. The Information may differ significantly from the actual financial results of operations of KEPCO for the first half of 2012, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

Korea Electric Power Corporation

PRELIMINARY NON-CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Neither audited nor reviewed)

For the first half ended June 30, 2011 and 2012

(Unit : in billions of Korean Won)	1H 2012	1H 2011	Change
Operating revenues:	23,894	19,787	20.8%
Sale of electric power	22,839	19,100	19.6%
Other	1,056	686	53.8%
Cost of goods sold & selling and administrative expenses:	28,589	22,932	24.7%
Purchased power	24,821	19,354	28.2%
Other	3,769	3,578	5.3%
Other revenues	281	250	12.1%
Other expenses	10	18	-45.4%
Other Income	71	79	-9.8%
Operating income (loss)	(4,353)	(2,834)	-53.6%
Finance income	1,040	1,037	0.3%
Finance expenses	788	866	-9.1%
Income before tax	(4,101)	(2,664)	-54.0%
Tax expense	(1,205)	(712)	-69.4%
Net income	(2,896)	(1,952)	-48.3%

*	The figures may not add up due to rounding.

Korea Electric Power Corporation

PRELIMINARY NON-CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Neither audited nor reviewed)

As of June 30, 2011 and 2012

(Unit : in billions of Korean Won)	1H 2012	1H 2011	Change
Current Assets	6,881	6,501	5.8%
Non-current Assets	89,533	88,269	1.4%
Total Assets	96,414	94,770	1.7%
Current Liabilities	16,846	12,659	33.1%
Non-current Liabilities	38,140	37,671	1.2%
Total Liabilities	54,986	50,331	9.2%
Total Equity	41,428	44,439	-6.8%
Total Liabilities and Equity	96,414	94,770	1.7%

*	The figures may not add up due to rounding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Jung In
Name:	Kim, Jung In
Title:	Vice President

Date: July 27, 2012